SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                                 PartsBase, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   70214P 10 9
                                 (CUSIP Number)

                                  Atlas II, LP
                                630 Fifth Avenue
                                   20th Floor
                               New York, NY 10111
                              Attn: Richard Jacinto

                              Marathon Partners LP
                            52 Vanderbilt Ave, 5th Fl
                               New York, NY 10017
                               Attn: Mario Cibelli

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 15, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 7
CUSIP No.    70214P 10 9
            -------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                                 ATLAS II, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a  [ ]
                                                                      b  [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
                                                7.    SOLE VOTING POWER

         NUMBER OF                                         0
          SHARES                                --------------------------------
       BENEFICIALLY                             8.    SHARED VOTING POWER
          OWNED
         BY EACH                                      1,471,200
        REPORTING                               --------------------------------
       PERSON WITH                              9.    SOLE DISPOSITIVE POWER

                                                        866,000
                                                --------------------------------
                                                10.   SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,471,200
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 70214P 10 9

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                              Marathon Partners LP
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   a [ ]
                                                                          b [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
                                           7.       SOLE VOTING POWER

             NUMBER OF                                  0
              SHARES                       -------------------------------------
            BENEFICIALLY                   8.       SHARED VOTING POWER
               OWNED
              BY EACH                               1,471,200
             REPORTING                     -------------------------------------
            PERSON WITH                    9.       SOLE DISPOSITIVE POWER

                                                      605,200
                                           -------------------------------------
                                           10.      SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,471,200
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

This Schedule 13D relates to shares of Common Stock, par value $0.001 (the "Shares") of PartsBase, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is 621 NW 53rd Street, Seventh Floor, Boca Raton, Florida 33487. The Reporting Persons (as described below) own an aggregate of 1,471,200 Shares as set forth in Item 5.

Item 2.  Identity and Background.
         -----------------------

     a. The persons filing this statement are Atlas II, LP ("Atlas") and Marathon Partners LP ("Marathon"), collectively referred to together as the "Reporting Persons".

     b. The business addresses for Atlas is 630 Fifth Avenue, 20th Floor, New York, NY 10100 and for Marathon is 52 Vanderbilt Ave, 5th Fl, New York, NY 10017.

     c. Atlas and Marathon manage and operate as investment funds.

     Neither of the Reporting Persons,  during the past five (5) years, have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of the Transactions.
         ---------------------------

This filing on Schedule 13D has been made because the Reporting Persons have stated their opposition to three proposals currently being evaluated by the Issuer's Special Committee of the Board of Directors in a letter dated July 12, 2002, wherein they stated that higher returns might be possible through other avenues not fully evaluated. More specifically, the Reporting Group has stated its intention to oppose the proposal by the Issuer's President, Robert A. Hamond, Jr. and R. Hammond, L.P., where all of the outstanding shares of Common Stock (other than those owned by Robert A. Hamond, Jr. and R. Hammond, L.P.) would be purchased for $1.25 per share (the "Going Private Transaction"), and the proposal by AirOperations.com to acquire all outstanding shares at a value of $1.30 per share. Based on the stated opposition, the Reporting Persons may be deemed to hold shares of the Issuer's Common Stock with a purpose or effect of changing or influencing control of the Reporting Persons. The Reporting Persons, however, do not concede that they hold shares of Common Stock with such a purpose or effect. Additionally, because a letter was sent on July 15, 2002 announcing that the Reporting Persons intended to vote their shares of Issuer's Common Stock against the two proposals being considered by the Special Committee, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). While none of the Reporting Persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act.

     The Reporting Persons plan to oppose the proposals outlined in the Issuer's press releases, as currently being considered by the Special Committee, and reserve the right to file opposing proxy material with the Securities and Exchange Commission relating to any future solicitation of proxies from the stockholders of the Issuer in connection with a meeting of stockholders of the Issuer that might be held for the purpose of voting on various matters relating to the proposals. This filing does not constitute a solicitation for any proxy and is filed to disclose the intent of the Reporting Group.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Reporting Persons aggregately beneficially own 1,471,200 or 10.5% of the shares of Common Stock of the Issuer.

     (b) Atlas has shared voting power over 1,471,200 Shares and sole dispositive power over 866,800 shares. Marathon has shared voting power over 1,471,200 Shares and sole dispositive power over 605,200 (of which 100,800 Shares are held on behalf of clients managed accounts and 400 Shares are owned by the children of Mario Cibelli, Managing Member of Marathon.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         See Item 7 regarding Joint Filing Agreement.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit A - Joint Filing Agreement
         Exhibit B - Letter to Special Committee

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                                  ATLAS II, L.P.,
                                                  A New York Limited Partnership


                                                  /S/ RICHARD JACINTO, II
Date:  7/15/02                                    ______________________________
                                                  Richard Jacinto, II
                                                  General Partner



                                                  MARATHON PARTNERS LP,
                                                  A New York Limited Partnership


                                                  /S/ MARIO D. CIBELLI
Date:  7/15/02                                    ______________________________
                                                  Mario Cibelli,
                                                  Managing Member

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is not accurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the foregoing statement on Schedule 13D.

                                                  ATLAS II, L.P.,
                                                  A New York Limited Partnership


                                                  /S/ RICHARD JACINTO, II
Date:  7/15/02                                    ______________________________
                                                  Richard Jacinto, II
                                                  General Partner


                                                  MARATHON PARTNERS LP,
                                                  A New York Limited Partnership


                                                 /S/ MARIO D. CIBELLI
Date:  7/15/02                                   _______________________________
                                                 Mario Cibelli,
                                                 Managing Member

                                  July 15, 2002


VIA FACSIMILE and US MAIL
(561) 953-0795

Special Committee of the Board of Directors
PartsBase, Inc.
905 Clint Moore Road
Boca Raton, Florida  33431

Dear Board Members:

     This letter was prepared by Atlas II, LP and Marathon Partners LP, who collectively own a significant position in PartsBase, Inc. ("Company"), and is delivered to you for consideration in evaluating proposed offers for the acquisition of the Company. It is our present intention to oppose all of the proposed offers as outlined in the Company's press releases, based on our understanding that current or prospective offers for parts of the Company on a liquidation basis would provide a higher return to investors (approximately $1.75 to $2.00 per shares) as opposed to the lower value established by either of the acquisition offers under consideration (at $1.25 to $1.30 per share).

     As of March 31, 2002, based on the Company's Form 10-Q, there was approximately $23,842,323 in cash on the balance sheet, and relatively no debt. In addition, we have obtained supportive information that an offer to purchase the Company's website and internet platform might be made which, although not firm, should equate to a per share value closer to $2.00 (with 13,977,920 shares of common stock outstanding) based on a sale of certain components of the core business and liquidation of the remaining business. Clearly this is a greater value to stockholders than the proposals being considered, and should be pursued prior to any decision on the existing offers.

     Accordingly, we would encourage you to re-open the process and further evaluate other options available to maximize stockholder value under the circumstances, and extend the time period to accept different types of offers in an effort to fully evaluate all prospects for a better return to investors.

Sincerely,

Atlas II, LP                                      Marathon Partners LP


/S/ RICHARD JACINTO, II                           /S/ MARIO D. CIBELLI
Richard Jacinto, General Partner                  Mario Cibelli, Managing Member